EXHIBIT 11.1

Computation of Earnings Per Share

For the following periods the registrant had no securities that were dilutive for the calculation of earnings per share.

Summary from unaudited financial statements	Basic and diluted loss per common share	Weighted average number of basic and diluted common stock shares outstanding

Three months ended 3/31/2004	$ -	594,169,223
Three months ended 3/31/2003	$ -	560,800,759
Six months ended 3/31/2004	$ -	589,182,322
Six months ended 3/31/2003	$ -	558,126,265